Exhibit 4.4

Matching Program

2013 Cycle

Rewarding the Sustainable Performance

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Important Notice: Participation in this program is completely optional and voluntary, once all of the eligibility criteria are met and all conditions accepted by the employee. The purchase of shares is characterized as a risk investment, once it represents the investment of funds in variable income (i.e. publicly traded shares). Thus, while investing in shares, one is subject to several risks such as: capital market volatility, share liquidity and oscillation of their quotations in the stock exchange. These risks associated can result in earnings or losses.

The option of each Employee for the acquisition and, after certain period of time, after Vale share sale, as well as the profits (dividends, interests etc.) that are noticed by the Employee between the two events, may have tax consequences, especially the eventual incidence of income tax, if there is positive result in the sale of its shares. We clarify that tax legislation is dynamic, thus, being able to suffer interpretation changes or alterations. The Human Resources Centers shall provide generic and non-exhaustive information on the said tax consequences, and each Employee should be responsible for evaluating their specific individual condition, as well as consulting their own tax expert to make sure of the tax implications thereof.

Table of Contents

I.	Purpose	2
II.	Eligibility	3
III.	Matching	3
	a) Acquisition Criteria of Shares	4
	b) Acquisition of Shares	5
	c) Dividends and Interests	6
	d) Matching of Shares	6
	e) Special Conditions	7
IV.	Timetable	9
	a) Enrollment to the Program and Opening of Account	10
	b) Wire of Funds to Shares Acquisition	11
	c) Acquisition of Shares	11
V.	Questions & Answers	12
VI.	Glossary	15

I. Purpose

The purpose of Vale´s Matching Program is to establish a reward mechanism for Vale with a view to:

•                                          Encouraging employee “ownership”;

•                                          Raising attraction and retention capacity of Employees by Vale;

•                                         Reinforcing the sustainable performance culture and the competencies development.

The following rules are exclusively valid for the 2013 Matching Program cycle; Entitlement to stock matching awards under this program shall be based on the employee’s performance in 2012.

The 2013 cycle shall commence on February/March, 2013 and ends on February/March, 2016.

The implementation of the 2013 Matching Program is a one-time discretionary benefit and Vale reserves its right to unilaterally alter, amend, change or modify the formula utilized to calculate the matching benefit awards, or to eliminate the Matching Program benefit, in whole or in part, at any time in subsequent years, with or without prior notice.

For greater clarity, employee’s participation in the 2013 Matching Program shall not generate an expectation of future entitlement, as Vale is not obliged to implement the Matching Program in the years to come.

II. Eligibility

Employees who meet all of the following conditions are eligible to participate in the Matching Program:

1.              Employees who worked at Vale or in one of its subsidiaries in 2012, in one of the below positions, based on the December 2012 hierarchical structure¹ ( independent of local job title):

i.      CEO;

ii.     Executive Director;

iii.    Global Director;

iv.    Department Director, Technical Director;

v.     General Manager , Senior Technical Manager;

vi.    Manager, Technical Manager ;

vii.   Project Leaders (Executive Project Leader, Senior Project Leader and Project Leader).

2.                                    Be eligible to receive the short-term incentive (AIP-Annual Incentive Plan) award related to 2012 performance cycle, in one of the above positions;

3.                                    Be an active employee of Vale or an approved participant subsidiary (Appendix), in one of the above positions, on the acquisition date of shares;

4.                                     Be in accordance with the automatic payroll withholding from their net short-term incentive (AIP) award payment, sending the Enrollment Form signed within the deadline established.

III. Matching

Employees eligible to participate in the Program may acquire Vale preferred shares according to the criteria defined below, and shall be entitled, at the expiry of the term of the program, to a reward that matches one a one to one basis (1:1) the number of

(1)  Please confirm with your Local Human Resources or Global Compensation Team your eligibility to participate in the Matching Program. In order to be eligible the employee must have occupied one of the above noted positions in paragraph 1 as of December 31st 2012.

shares purchased by the Employee, provided that such shares are owned and retained in whole by the Employee entirety of the term of the Matching Program.

Executives who are active participants of Matching are prohibited from engaging in transactions involving derivatives, or not, that constitute short selling of Vale shares, including, not limited to share option selling, short selling, renting of shares, etc.

The primary purpose of the plan is the exposure and alignment of executives to Vale’s listed shares during the period of the plan.  Contracting derivatives, or any other transaction, constitutes a cancellation of this exposure and inhibits/cancels such alignment. The transactions described above are also prohibited for any Vale shares held by the executive, even if they were purchased outside the plan while he or she was an active participant. Any breach of this rule will be subject to consequences set out in Vale´s Code of Ethics.

a)             Acquisition Criteria of Shares

Participation in the program is completely optional and will be based on employee’s position in the quadrants as per the Career & Succession matrix:

•                       The C & S-2011 will be the basis for establishing a ranking by hierarchical level as follows:

1)             The 30% best rated employees will be eligible to participate with 0%, 30% or 50% of the AIP;

2)             Employees positioned in Cluster 3 will not be eligible to participate in the Matching;

3)             The remaining employees will be eligible to participate with 0% or 30% of the variable remuneration

The approver will not necessarily be restricted to the C&S-2011 result. If the approver sees a significant change in the employee´s performance in 2012, he

can make changes (inclusions and / or exclusions) in the ranking,   respecting the maximum  limit of 30% better positioned employees.

•                  For the 2013 Cycle, the approvers will be distributed according to the following scheme:

•                  The employees eligible to participate in the Program must observe and adhere strictly to the schedule established in this manual  to be an active participant in Matching.

b)             Acquisition of Shares

Vale is responsible for the definition and contracting of the brokerage firm that shall perform the opening of accounts, purchases and custody of shares and monitoring the balances of the employees until the end of the cycle. In addition to that, the Company shall also undertake, at the contracted brokerage firms, the expenses related to these provided services during the cycle.

•                  For the Employees receiving short-term incentive (AIP) in Brazil, a brokerage firm in Brazil will acquire the shares (VALE5) at “BM&FBOVESPA S.A Bolsa de Valores, Mercadorias e Futuros” and monitor the accounts.

•                  For the Employees receiving short-term incentive (AIP) outside Brazil, a brokerage firm in USA will acquire the ADR’s (American Depositary Receipt) of Vale shares (VALE.PR) at the New York Stock Exchange (NYSE) and monitor the accounts.

To purchase the shares and to be entitled to the Program, the Employee shall provide the documentation required to open the account to the brokerage firm, according to the established schedule contained in this document. Once the account is opened and the funds received, the brokerage firm shall perform the acquisition of shares at market prices on February/March, 2013.

c)              Dividends and Interests

In case of statement of dividends and/or interests by Vale:

•                  The Employees that use the brokerage firm in Brazil will have theirs funds deposited in their bank account.

•                  The Employees that use the brokerage firm in USA may choose to receive these amounts in check, or to use the funds for automatic reinvestment in new Vale shares.

However, Vale shares acquired with the amounts received as dividends and/or interests shall not increase the shares balance to be contemplated by the Matching Program at the end of the cycle.

d)             Matching of Shares

During the term of the Matching Program, participating Employees have the right to sell all or part of the shares purchased through this program. The Employee shall forfeit the right to the share Matching reward offered by Vale on all shares prior to the expiry of the term of the program, three years later, and shall also be responsible for any costs arising from such sale.

At the end of the cycle, that is, three years after the acquisition of shares, Vale shall check the Employees’ balances with the brokerage firms. Those who have not sold any of the acquired shares in the beginning of the cycle shall be eligible to the Matching reward receipt.

Example: Employee eligible to have 30% or 50% of the net value of its short-term incentive (AIP).

Moment I (cycle starts)

•      Net value received related to 2012 AIP = $100,000.00

•      Percentage chosen by the Employee to purchase the shares = 50% = $50,000.00

Hypothetical share price on the acquisition date = $ 25.00

# of acquired shares = 2,000

Moment II (cycle ends)

•                  3 years after the acquisition of shares, the brokerage firm informs Vale that the Employee did not sell any of the shares acquired in the beginning of the cycle. Thus, the Employee is eligible for the Matching reward.

•      # of shares acquired by the Employee and kept for three years = 2,000

•      Number of Matching shares = 2,000

Employee’s balance in the end of the Matching = equivalent to 4,000 shares (double of initial balance)

Vale will determine the form of payment (shares/ADRs/Cash) at the time of payout at its discretion. However, the total payment at the time the matching is due will be equivalent to the amount of shares initially purchased in the program.

e)              Special Conditions

i.                                         Termination of Employment

The conditions below define what shall happen in the case of the following employment related events:

•                  Resignation: An Employee shall not be eligible for the Matching reward if he or she resigns his/her employment and such resignation is effective during the term of the Matching Program. However, the Employee may sell or keep the shares that were acquired with his/her funds. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the effective date of resignation.

•                  Dismissal by Vale (Without Cause) : An Employee dismissed without just cause during the term of the Matching Program may sell or keep the shares acquired with his/her own funds and the Matching reward entitlement shall be prorated for the period of time from the commencement of the Matching Program cycle. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the dismissal date.

•      Dismissal by Vale (For Cause): An Employee dismissed for just cause during the term of the Matching Program may sell or keep the shares acquired with his/her own funds, but shall not be entitled to any Matching reward from Vale. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date of termination.

•      Death or permanent disability: In the event of death or the Employee becoming permanently disabled during the term of the Matching Program, the employee or his/her legal heirs may sell or keep the shares acquired with his/her own funds and shall receive the full Matching reward value upon death/disability date. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date of death or permanent disability.

•      Change of Control: An Employee dismissed without just cause following a Change of Control event may sell or keep the shares acquired with his/her own funds and the Matching reward entitlement shall be prorated for the number of months he/she participated in the Matching Program, to the date that the Change of Control occurs. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date that the Change of Control occurs.

For special conditions in which the Employee is eligible to receive a proportional or full Matching reward, the Vale share price for such a reward, which shall be paid in cash, shall be calculated based on the average share closing price over the 30 days prior to the termination date.

Any pendent payment related to Matching will be paid with the severance payment, in cash. In these cases, the stock price of Vale to be considered for the calculation of the payment to be made will be the average share price during the 30 trading days that precede the dates reported in the above item.

ii.                                     Recent Hires or Promotions

For this cycle, the cases of those who have been recently hired, promoted or laterally shifted, the Employee will be treated as follows:

#	Situations	Position in quadrant
1	Promoted to Manager/Technical Manager, General Manager/ Senior Technical Manager, Department Director, after July, 1st, 2012.	Eligible to participate with 30% of the AIP
2	New Employees, hired after June 1st, 2012.	Eligible to participate with 30% of the AIP
3	L2 and above lateral movement	Eligible in the same cluster that the employee was positioned in the previous cycle.

Employees promoted to L2 /TT, L3/TS, L4/TM or hired prior to 01/07/2012 and that have not been evaluated in the C&S-2011, will have their eligibility to Matching analysed and defined by the Approver.

iii.                                 Participation Subject to Analysis

The Employee’s participation in the scenarios below shall be defined case-by-case by the Matching Management Committee:

•                  Those on a statutory leave of absence, such as sick leave, maternity leave, etc.;  eligibility to participate in the Matching Program and entitlement to any Matching rewards under the program shall be assessed according to the applicable labor, employment and social security laws of the jurisdiction in which the employee is employed;

•                  Those on non-remunerated leave;

•                  Employees assigned to entities in which Vale has participation;

•                  Other situation not provided above.

IV. Timetable

In order to be eligible to participate in the Program, the Employee shall observe the schedule below.

Summary:

Date	Evento
Jan 15th, 2013	Deadline to send to local HR the enrollment form signed (Brazil and abroad)

Feb 15, 2013*	AIP Payment — Employee´s paycheck deduction
Feb or Mar/2013	Acquisition of shares — depending on the blackout period ( to be defined by the end of the year)
Feb or Mar/2016	Calculation of Matching for eligible Employees

*Date of AIP in Brazil.This date can vary according to the country

a)            Enrollment to the Program and Opening of Account

The enrollment to the Program assumes the forwarding of the “Enrollment Form” (totally filled in and signed) and the documents necessary to open the account, or update the existing account. In the Enrollment Form, the Employee shall opt for the percentage applicable to its reward range. If the Employee has participated in the last Matching cycle and already has an account for this purpose in the brokerage firm defined by Vale and if for this cycle he is still eligible to use the same brokerage firm, it will not be necessary to open a new account.

For those who do not meet the condition described above, please refer to the documents below:

1.                  Employees receiving short-term incentive (AIP) award in Brazil shall fill in the form of the brokerage firm in Brazil. Along with the completed form, the Employee shall send, to the Brokerage of his region, a copy of the following documents: ID card, CPF (Individual Taxpayer’s Roll) and proof of residence. Doubts related to the brokerage form and documentation should be sorted out directly with the brokerage of his region.

2.                  Employees receiving short-term incentive (AIP) award outside Brazil (including those on international assignments) shall fill in and send (electronically) the scanned form. After sending the form, the Employee shall send, to its HR Center, the original form. Doubts related to the brokerage form and documentation can be sorted out through your local HR.

b)             Wire of Funds to Shares Acquisition

After the enrollment, each employee shall transfer the funds according to his/her investment option, into a bank account designated by Vale, in each country. The funds will be remitted by wire transfer directed by Vale to the brokerage firms for the shares acquisition.

c)              Acquisition of Shares

Acquisition date of shares: February/March, 2013

On the date of acquisition, the brokerage firms shall purchase, at market value, the shares related to the Employees’ investment. The number of shares shall be allocated to each participant proportionally to their investment by the average acquisition price of the whole shares.

As soon as the shares have been purchased, the Employees will receive from the brokerage firm a communication: share price of the purchase, shares balance, site address, login and password (for online consultation).

V - Questions & Answers

1. Who shall I contact to perform the purchase of shares and which documents shall be necessary to carry out this operation?

You shall contact directly the brokerage firm responsible identified for your situation. The brokerage firm will also indicate the required documents.

2. The percentage used for the purchase of shares shall be calculated on the net or gross amount of the short-term incentive (AIP) referent to 2012?

The percentage to be used by the Employee for the purchase of shares shall be calculated on the net amount of the short-term incentive (AIP) award referent to 2012.

3. If I am expatriated to Brazil before a cycle completion what will happen to my shares purchased in other countries and how the “matching” will be paid in the end of the cycle if I’m still out of Brazil?

The shares purchased out of Brazil will remain in your account with the brokerage firm, as well as amounts received as dividends. As for the “matching” payment, when the cycle is concluded, it will be done by the country where you are. Vale will determine the form at the time of payment at its discretion.

4. If I start a cycle outside Brazil, as an expatriate, what will happen to my ADRs purchased at JP Morgan, and how will the Matching payment be processed, if I am already repatriated back to Brazil?

The ADRs purchased abroad will remain in your account in JP Morgan. As for the matching payment, it will be done either in Brazil (cash), or in JP Morgan (ADRs). Vale will determine the form of the payment.

5. If I am promoted before or after the purchase of shares, what shall happen?

The positions occupied on December 31st, 2012 shall be used as reference. Thus, promotions and admissions after such date shall not have effect on the reward program.

5. If I resign during the cycle, what shall my entitlement be?

If the Employee resigns from Vale voluntarily, he/she may sell or keep the shares that were acquired with his/her own funds, but shall not be eligible for any Matching reward. After resignation, the employee shall be responsible for any costs he/she may incur in the administration and/or disposition of the shares by the broker, if any.

6. If I am terminated during the cycle, what shall my entitlement be?

The Employee terminated without cause may sell or keep the shares acquired with its own funds and shall receive the prorated Matching value, according to the Program rules, based on the number of months he/she participated in the Matching Program up to the termination date. A terminated employee shall be responsible for any costs he/she may incur in the administration and/or disposition of the shares by the broker, if any.

7. Shall I receive the Matching in cash or shares?

Vale will determine the form of payment at the time of payout at its discretion. However, the total payment at the time the matching is due will be equivalent to the amount of shares/ADRs initially purchased in the program.

8. Can I purchase more shares with the amount that I shall receive as dividends and/or interests?

Each brokerage firm has a different process, enabling purchase preferred shares with the amount received as dividends, or making a deposit in the specified bank account. However, this shall not be considered for the Matching Program.

9. Can I acquire additional shares in the account opened for the Matching?

No. Only automatic investments made with amounts received as dividends and/or interests shall be performed. The Matching account shall be blocked for other share acquisitions.

10. In case of deployment/split of shares, how shall the Matching be calculated?

In case of share deployment/split of shares, the number of shares to be received shall also be adjusted in order to reflect the eventual deployment/split.

11. If the amount sent to the brokerage firm cannot buy a whole number of shares, what should happen?

For the Employees that acquire shares at BM&FBOVESPA, the brokerage firm in Brazil will purchase the largest number of whole shares and the remaining funds shall be wired to the Employee bank account as informed in the opening account form.

For the Employees that acquire shares at NYSE, the brokerage firm in USA has a procedure that allows the purchase of a factionary number of shares, therefore, no remaining funds will be returned.

Example:

a) Employee that has acquired shares at BM&FBOVESPA.

Funds remitted = $ 50,020.00

Hypothetical share price = $ 25.00

Number of shares purchased = 2,000

Remaining funds to be wired to the Employee’s bank account = $ 20.00

b) Employee that has acquired Vale ADR’s at NYSE.

Funds remitted = $ 25,020.00

Hypothetical share price = $ 12.50

Number of shares purchased = 2,001.60

12. What happens if I sell all or part of the shares before the cycle ends?

This reward was designed with the purpose of promoting ownership and vision among Vale Employees. Thus, the Company expects from participants, a shareowner attitude (that is, from that who shall have share ownership for a certain period for believing in the Company growth capacity) and not only a shareholder one (that is, that who temporarily owns the share, until it finds the adequate moment to sell it). For such reason, if you sell all or part of the shares acquired prior to the end of the cycle, you shall not receive any Matching reward amount, and any costs arising from the sale or custody by the broker of such shares shall be the sole responsibility of the Employee.

VI -  Glossary

Employees/Executives: Vale employees or subsidiaries approved (Appendix), who fill the positions eligible to participate in this program

Approver: Defines the positioning and eligibility to Matching of the Employees of his scope.

Matching Cycle: The 2013 cycle starts on February/March, and ends three years after its start date

Brokerage Firm: Firm that shall perform the opening of the account, share custody and purchase and monitoring of the Employees’ balance.

Short-term incentive (AIP - Annual Incentive Plan): Company Program, from which its employees receive, according to the performance combination of the Company, the Department and  the Individual, an amount as participation in the Company profits referent to the year considered as time interval for the performance evaluations.

Matching Management Committee: Committee composed of the CFO and the HR and Corporate Services Officer. This committee is responsible for the decision making related to the Matching reward program in situations not covered in this document.

BM&FBOVESPA: São Paulo Stock Exchange (www.bmfBM&FBOVESPA.com.br).

NYSE: New York Stock Exchange (www.nyse.com).

ADR’s (American Depository Receipt): They represent the ownership of shares from foreign companies negotiated in the US financial market. ADR’s allow to foreign investors residing in the US the purchase of shares from foreign companies without remitting funds abroad. ADR’s have their value determined by the US dollar; their dividends are paid through the same currency and can be negotiated as US companies shares.

Career and Succession Matrix: Tool used by Vale to classify its employees according to the evaluation of the latter regarding the performance and competences observed throughout one year.

Dividends: Payments made by companies to the owners of their shares. When a company obtains profits, these can be managed mainly by two manners: reinvest in their own company (also called retained earnings) or paid to the shareholders as dividends.

Interests: A remuneration system alternative to the payment of dividends for the shareholder. The difference is in the tax effect of this measure, which is eligible for  some deductions for the company in the calculation of its income tax.